UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                       American Real Estate Partners, L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Leyton LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      6,568,165

         8        SHARED VOTING POWER
                      0

         9        SOLE DISPOSITIVE POWER
                      6,568,165

         10       SHARED DISPOSITIVE POWER
                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,568,165

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.9%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           32,393,971

         8        SHARED VOTING POWER
                           6,568,165

         9        SOLE DISPOSITIVE POWER
                           32,393,971

         10       SHARED DISPOSITIVE POWER
                           6,568,165

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,962,136

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.5%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Beckton Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           38,962,136

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           38,962,136

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,962,136

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  /x/
                  Excludes all  depositary  units owned of record by API
                  Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           38,962,136

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           38,962,136

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,962,136

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  /x/
                  Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.5%

14       TYPE OF REPORTING PERSON*
                  IN

                         SCHEDULE 13D - Amendment No. 24


     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15 dated September 18, 1996, Amendment No. 16, dated January 2, 1997, Amendment No. 17, dated July 23, 1997, Amendment No. 18, dated September 25, 1997, the Tender Offer Statement on
Schedule 14D-1 originally filed with the SEC on November 28, 1998 by Leyton LLC ("Leyton"), High Coast Limited Partnership ("High Coast"), Beckton Corp. ("Beckton") and Carl C. Icahn (Amendment No. 20 to Schedule 13-D), as amended by Amendment No. 1 filed on December 14, 1998 (Amendment No. 21 to Schedule 13-D), Amendment No. 2 filed on December 29, 1998 (Amendment No. 22 to Schedule 13-D), and Amendment No. 3 filed on December 31, 1998 (Amendment No. 23 to Schedule 13-D), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on
Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

                  The aggregate purchase price of the 878,927 depositary units representing limited partnership interests in the Issuer (the "Depositary Units") and being reported herein as purchased by High Coast was $6,701,818.38 (including commissions). The source of funds for the purchase of Depositary Units was working capital of High Coast.

Item 5.  Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  As of the close of business on October 26, 1999, Registrants may be deemed to beneficially own, in the aggregate, 38,962,136 Depositary Units, representing approximately 82.5% of the Issuer's outstanding Depositary Units and 6,974,167 Preferred Units, representing approximately 86.5% of Issuer's outstanding Preferred Units.

                  Leyton is the direct beneficial owner of 6,568,165 of such Depositary Units. The number of Depositary Units directly beneficially owned was earlier reported to be 6,597,666 (see Amendment No. 23). Due to the failure of certain tendering shareholders to tender their units, a total of 6,568,165 units were validly tendered and not withdrawn pursuant to the Offer.

                  High Coast is the direct beneficial owner of 32,393,971 of such Depositary Units and may be deemed to indirectly beneficially own the Depositary Units which Leyton directly beneficially owns. High Coast disclaims beneficial ownership of the Depositary Units owned directly by Leyton for all other purposes.

                  Beckton may be deemed to indirectly beneficially own the Depositary Units which High Coast and Leyton directly beneficially own. Beckton disclaims beneficial ownership of the Depositary Units for all other purposes.

                  Carl C. Icahn may be deemed to indirectly beneficially own the Depositary Units which Beckton, High Coast and Leyton directly beneficially own. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

                  Registrants may be deemed to beneficially own the Depositary Units held of record by API Nominee Corp. but Registrants disclaim beneficial ownership of all such Depositary Units.

                  The following  table sets forth all purchases  with respect to the Depositary Units effected during the past sixty (60) days by the Registrants. Each transaction set forth below represents a purchase by High Coast in the open market.



TRANSACTIONS DATE    PRICE PER DEPOSITARY UNIT ($)    NUMBER OF DEPOSITARY UNITS
-----------------    -----------------------------    --------------------------
    10/20/99                      7.625                          193,450

    10/26/99                      7.625                          685,477


Item 7.  Material to Be Filed as Exhibits

Exhibit 1.        Joint Filing Agreement, dated November 2, 1999.

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: November 2, 1999

                                  LEYTON LLC

                                  By:  High Coast Limited Partnership
                                  Its: Member


                                  By: /s/ Edward E. Mattner
                                      Name:  Edward E. Mattner
                                      Title:  President, Treasurer and Secretary


                                  HIGH COAST LIMITED PARTNERSHIP

                                  By: Beckton Corp.
                                  Its: General Partner


                                  By: /s/ Edward E. Mattner
                                      Name: Edward E. Mattner
                                      Title: President, Treasurer and Secretary


                                  BECKTON CORP.


                                  By: /s/ Edward E. Mattner
                                      Name: Edward E. Mattner
                                      Title:  President, Treasurer and Secretary


                                  CARL C. ICAHN


                                  /s/ Carl C. Icahn
                                  Carl C. Icahn











                 [Signature Page for AREP 13D Amendment No. 24]

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D (including amendments thereto) with respect to the tender offer for depositary units representing limited partner interests in AMERICAN REAL ESTATE PARTNERS, L.P., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day of November, 1999.


                                  LEYTON LLC

                                  By:  High Coast Limited Partnership
                                  Its: Member

                                  By: Beckton Corp.
                                  Its: General Partner

                                  By: /s/ Edward E. Mattner
                                      Name: Edward E. Mattner
                                      Title: President


                                  HIGH COAST LIMITED PARTNERSHIP

                                  By:  Beckton Corp.
                                  Its:  General Partner

                                  By: /s/ Edward E. Mattner
                                      Name: Edward E. Mattner
                                      Title: President


                                  BECKTON CORP.

                                  By: /s/ Edward E. Mattner
                                      Name: Edward E. Mattner
                                      Title: President


                                  /s/ Carl C. Icahn
                                  Carl C. Icahn










                 [Signature Page for AREP 13D Amendment No. 24]